

15048346

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 66481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2014___ AND ENDING___DECEMBER 31, 2014___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNIVERSAL FINANCIAL SERVICES INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

33 BOLIVIA ST.   6th FLOOR

(No. and Street)

SAN JUAN   PR   00917 - 2011

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE C. BENITEZ   787-706-7337

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

250 MUÑOZ RIVERA SUITE 1100   SAN JUAN   PR   00918-1811

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _JOSE C. BENITEZ_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _UNIVERSAL FINANCIAL SERVICES. INC._____, as of _DECEMBER 31_____, 20 _14_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

6843
25 de febrero 2015

_____
Signature
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)

Table of Contents



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Universal Financial Services Inc.

We have audited the accompanying statement of financial condition of Universal Financial Services Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in notes 5 and 7 to the financial statements, the Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Our opinion is not modified with respect to this matter.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 26, 2015

License No. 21
Expiration December 1, 2016



UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	426,523
Accounts receivable		7,685
Due from affiliate		30,141
Prepaid expenses and other assets		10,046
Total	$	474,395

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	35,254
Income tax payable		37,803
Due to affiliate		1,025
Total liabilities		74,082

Commitment (note 7)

Stockholder's equity:		
Common stock, $10 par value – authorized, 100,000 shares; issued and outstanding, 10,000 shares		100,000
Retained earnings		300,313
Total stockholder's equity		400,313
Total	$	474,395

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)

Statement of Operations

Year ended December 31, 2014

Revenues:		
Investment advisory fees	$	425,315
Commissions		106,848
Interest		204
Total revenues		532,367
Expenses:		
Administrative service fees		150,000
Commissions		53,942
Professional services		34,962
Brokerage fees		8,060
Occupancy		2,051
Other		14,319
Total expenses		263,334
Income before income tax expense		269,033
Income tax expense		91,704
Net income	$	177,329

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2013	$ 100,000	—	122,984	222,984
Net income	—	—	177,329	177,329
Balance – December 31, 2014	$ 100,000	—	300,313	400,313

See accompanying notes to financial statements.


UNIVERSAL FINANCIAL SERVICES INC.

(A Wholly Owned Subsidiary of Universal Group Inc.)

Statement of Cash Flows

Year ended December 31, 2014


Cash flows from operating activities:		
Net income	$	177,329
Reconciliation of net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(7,564)
Increase in due from affiliate		(11,785)
Increase in prepaid expenses and other assets		(2,501)
Increase in accounts payable and accrued liabilities		9,115
Increase in income tax payable		18,465
Increase in due to affiliate		683
Net cash provided by operating activities		183,742
Net increase in cash and cash equivalents		183,742
Cash and cash equivalents – beginning of year		242,781
Cash and cash equivalents – end of year	$	426,523
Total income tax paid during 2014	$	88,120

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)

Notes to Financial Statements

December 31, 2014

(1) Reporting Entity

Universal Financial Services Inc. (the Company) is a wholly owned subsidiary of Universal Group, Inc. (the Parent Company). The Company was created to assist Universal Life Insurance Company (Universal Life), an affiliated entity, in its efforts to issue variable annuities, which Universal Life offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(l) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

(2) Summary of Significant Accounting Policies

(a) Accounting Principles

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Recognition of Revenue and Expenses

Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative and other expenses are recognized as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014, include an overnight money market account and cash on hand and on deposit.

(e) Allowance for Bad Debts

An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that

(Continued)

an allowance for bad debts was not necessary at December 31, 2014, as the risk of loss is not significant.

(f) *Income Taxes*

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

(g) *Subsequent Events*

Management has evaluated subsequent events up to February 26, 2014, the date the financial statements were available to be issued.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 ⅔% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2014, the Company's net capital, as defined, of $352,440 was $327,440 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

(4) Accounts Receivable

Accounts receivable as of December 31, 2014, consist of commissions' receivable amounting to $7,685.

(5) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The statement of financial condition as of December 31, 2014, includes a receivable from Universal Life of $30,141. Effective January 1, 2014, the Company entered into an administrative services agreement with Universal Life. During 2014, administrative service fees charged to the Company amounted to $150,000.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2014, amounted to $425,315. Investment advisory fees due from Universal Life are included as part of the amount due from affiliates in the accompanying statement of financial condition.

(Continued)

UNIVERSAL FINANCIAL SERVICES INC.

(A Wholly Owned Subsidiary of Universal Group Inc.)

Notes to Financial Statements

December 31, 2014

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2014, amounted to $102,652.

(6) Income Taxes

The Company is only subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. On June 30, 2013, the Commonwealth of Puerto Rico enacted Act No. 40, which is applicable retroactive to taxable years commencing after December 31, 2012. Act No. 40 increased the maximum effective corporate income tax rate from 30% to 39% and the alternative minimum tax rate from 20% to 30%. Act No. 40 also established an additional tax of 1% of gross income, which is not deductible for purposes of computing net taxable income and is not part of the alternative minimum tax; however, the Company will be able to claim 0.5% of gross income as a credit against its regular tax or alternative minimum tax.

For the year ended December 31, 2014, the current provision for income taxes amounted to $91,704. The difference between the expected tax of 39% and actual was due to surtax tax exemption and effect of Act 40 additional tax. There were no temporary differences for 2014.

As of December 31, 2014, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2009 to 2014, until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

(7) Commitment

At December 31, 2014, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expires on October 31, 2015. The lease agreement may be automatically renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $1,700 for 2014. The lease expense for the year ended December 31, 2014, was $2,051, of which $1,025remains as due to affiliate at December 31, 2014.

(8) Significant Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is mitigated by depositing the funds with a federally insured financial institution.

SCHEDULE I

UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
Year ended December 31, 2014

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$400,313
Deduct: Stockholder's equity not allowable for net capital		0
Total stockholder's equity qualified for net capital		400,313
Add: Allowable subordinated liabilities		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		400,313
Deductions and/or charges:		
Total nonallowable assets	47,872	
Capital charges for spot and commodity futures	0	
Other deductions and/or charges	0	47,872
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		352,441
Net capital		$352,441

Computation of Basic net Capital Requirement

Minimum net capital required (bases on aggregate indebtedness) (15 to 1 ratio)	$4,939
Minimum dollar requirement	$25,000
Net capital requirement (greater of two amounts above)	$25,000
Net capital	$352,441
Excess net capital	$327,441
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$322,441

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$74,082
Add: Drafts for immediate credit	0
Market value of securities borrowed where no equivalent is paid or credited	0
Other	0
Total aggregate indebtedness	$74,082
Ratio: Aggregate indebtedness to net capital	21.02%

Schedule of Nonallowable Assets

Account Receivable from affiliates	30,141
Other Unsecured receivables	7,685
Prepaid expenses and other assets	10,046
Total nonallowable assets	47,872

The above computation of net capital does not differ materially of net capital as of December 31, 2014 as filed on Form X-17A-5 Part II.

See accompanying report of independent public accounting firm

UNIVERSAL FINANCIAL SERVICES INC.
(A Wholly Owned Subsidiary of Universal Group Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and
Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3
Year ended December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying report of independent public accounting firm



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Universal Financial Services Inc.:

We have reviewed management's statements, included in the accompanying Universal Financial Service's Exemption Report (the Exemption Report), in which Universal Financial Services Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 15c3-3: (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 21, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 26, 2015

License No. 21
Expiration December 1, 2016



Universal Financial Services
Calle Bolivia # 33 Hato Rey, Puerto Rico 00917-2011
PO Box 2171 San Juan Puerto Rico 00922-2171
T: (787) 706-7337 F: (787) 625-7379



Insurance • Investments

Universal Financial Service's Exemption Report

Universal Financial Services Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Universal Financial Services

I, **Javier Garófalo**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Compliance Officer
2-18-2015



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

RECEIVED
'15 MAR -3 PM 2: 04
SEC / MR

Report of Independent Registered Public Accounting Firm

The Board of Directors
Universal Financial Services Inc.

We have audited the accompanying statement of financial condition of Universal Financial Services Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in notes 5 and 7 to the financial statements, the Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Our opinion is not modified with respect to this matter.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 26, 2015

License No. 21
Expiration December 1, 2016

